Andretti Acquisition Corp. II

7615 Zionsville Road

Indianapolis, Indiana 46268

VIA EDGAR

July 31, 2024

U.S. Securities & Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

100 F Street, NE

Washington, D.C. 20549

Attn:	Jeffrey Lewis

Kristina Marrone

Stacie Gorman

Isabel Rivera

Re:	Andretti Acquisition Corp. II

Registration Statement on Form S-1

Filed June 28, 2024

File No. 333-280552

Dear Ladies and Gentlemen:

Andretti Acquisition Corp. II (the “Company,” “we,” “our” or “us”) hereby transmits the Company’s response to the comment letter received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), on July 25, 2024, regarding our Registration Statement on Form S-1 filed with the Commission on June 28, 2024 (the “Registration Statement”).

For the Staff’s convenience, we have repeated below the Staff’s comments in bold and have followed each comment with the Company’s response.

Registration Statement on Form S-1 filed June 28, 2024

Cover Page

1.	We note your disclosure that nine institutional investors have expressed an interest in purchasing up to an aggregate of 17.82 million of the units in this offering. Please revise to: (i) disclose the potential material impact of these purchases on public investors, (ii) clarify whether the potential limited number of public investors would impact your eligibility to list your securities on Nasdaq, and (iii) to the extent material, identify each institutional investor.

Response: The Company acknowledges the Staff’s comment and advises the Staff that it has revised its disclosure on the cover page and pages 23, 147, and 186 to address the Staff’s comment regarding the potential material impact of the nine institutional investors’ purchases of units on public investors and whether the potential limited number of public investors would impact the Company’s eligibility to list our securities on Nasdaq.

The Company further confirms, following consultation with the prospective underwriters participating in the offering, that the limited number of public investors would not impact the Company’s listing eligibility on the Nasdaq Global Market.

The Company does not believe the identity of the non-managing sponsor members is material. There is no assurance that any non-managing sponsor member will acquire any units in this offering, and none of the non-managing sponsor members is under any obligation to hold any units or public shares following the closing of this offering. As a result, there is no assurance that any of the non-managing sponsor members will be an investor at the time the Company’s shareholders vote on an initial business combination. None of the non-managing sponsor investors has expressed to us an interest in purchasing more than 9.9% of the units to be sold in this offering, and the number of units ultimately allocated to each non-managing sponsor member will be subject to the discretion of the underwriters for this offering. In addition, unlike non-managing sponsor member arrangements of some other blank check companies, none of the Company’s non-managing sponsor members has voting rights in the sponsor. Further, negotiations between its sponsor and each non-managing sponsor member were handled separately, and no arrangements were made with any non-managing sponsor member with respect to the voting of any securities acquired. As a result, the Company cannot predict how, or if any of, the non-managing sponsor members will vote in connection with an initial business combination. Accordingly, the Company believes naming any non-managing sponsor member in the Registration Statement may have the unintended effect of misleading investors as to the post-offering ownership of the Company and the ability of the Company to complete an initial business combination. For the above reasons, the Company has not identified the non-managing sponsor members or provided any additional information regarding non-managing sponsor member identities in the amendment to the Registration Statement.

Summary

Our Management Team, page 2

2.	Please expand your disclosure to clearly identify any special purpose acquisition company business combinations in which your management team has participated and disclose the current trading prices, including for Zapata Computing, Inc.

Response: The Company acknowledges the Staff’s comment and advises the Staff that it has revised its disclosure on pages 3-4, 103, 133-136, and 142.

3.	We note footnote 1 on page 3 with respect to William J. (Bill) Sandbrook. Please revise your disclosure in your management and conflicts of interest sections, and elsewhere as appropriate, to address the information in the footnote.

Response: The Company acknowledges the Staff’s comment and advises the Staff that it has revised its disclosure on pages 3, 102, 133, and 142.

Summary of Risk Factors, page 39

4.	Please revise to limit your summary of risk factors to no more than two pages highlighting the principal factors that make an investment in the registrant or offering speculative or risky. Refer to Item 105(b) of Regulation S-K.

Response: The Company acknowledges the Staff’s comment and advises the Staff that the Company has reorganized its summary of risk factors highlighting the principal factors that make an investment in the Company or offering speculative or risky. Accordingly, the Company has revised its disclosure on pages 40 and 41.

Risk Factors

To mitigate the risk that we might be deemed to be an investment company . . ., page 53

5.	Please disclose the risk that notwithstanding the investment activities described in this risk factor, you may be deemed to be operating as an investment company at any time since your inception.

Response: The Company acknowledges the Staff’s comment and advises the Staff that it has revised its disclosure on page 53.

We thank the Staff very much for its review of the foregoing and the Registration Statement. If you have questions or further comments, please feel free to contact our counsel, Adam C. Berkaw, Esq., by telephone at 212-370-1300.

Sincerely,

Andretti Acquisition Corp. II

/s/ William M. Brown
William M. Brown
Chief Executive Officer

cc: Adam C. Berkaw, Esq.

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